

Mail Stop 3561

June 17, 2009

<u>Via U.S. Mail</u>

Victor A. DeJesus
Vice President and Chief Financial Officer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, FL 33442

> **Re:**   **World Omni Auto Receivables LLC**
> **Registration Statement on Form S-3**
> **Filed May 21, 2009**
> **File No. 333-159392**

Dear Mr. DeJesus:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements, including the Sale and Servicing Agreement, will be filed simultaneously with or prior to the final prospectus.

3.   Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonable available. For example, we note that you contemplate the calculation of interest on the floating rate notes based upon changes in certain indices, such as LIBOR. Revise the base prospectus to include the indices that you may use to calculate certain payments on the notes. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.   In this regard, we note several instances in the base prospectus where you contemplate "other" types of structural features. Below are some examples, but not all instances:

- "or similar arrangement" on page 31 and 36 of the base prospectus; and
- "among others" on page 38 of the base prospectus.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

6. When available, please provide us with a copy of your updated Sale and Servicing Agreement and Indenture, marked to show changes from the prior Sale and Servicing Agreement and Indenture, respectively, including any changes made to comply with Regulation AB.

7. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

8. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Prospectus Supplement

General

9. Please provide a table in which you provide an itemized list of all fees and expenses to be paid out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. Also, please add this section to the table of contents.

10. We note that your base prospectus contemplates a revolving period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable. Please also revise your prospectus supplement to include all information required by Item 1111(g) as applicable.

Cover page

11. We note that you intend to offer a financial guaranty insurance policy and an interest rate swap agreement as credit enhancement features of your notes. Please add bracketed language to disclose these features on your cover page.

12. Please identify the distribution frequency for the notes. Refer to Item 1102(g) of Regulation AB.

13. Refer to the table on the cover page. Please disclose the interest rates as required by Item 1102(f) of Regulation AB. Specifically, please add bracketed placeholders providing form disclosure for fixed and variable rate securities.

14. We note that your cover page appears on two separate pages. Revise the cover page to comply with Item 501 of Regulation S-K.

15.   Revise to include the form disclosure describing the summary of the fees and expenses of the trust for a shelf takedown. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Interest, page S-2

16.   We note the disclosure throughout the prospectus supplement that the Class A-4 Notes are floating/variable rate notes. Please add bracketed language to clarify that you will disclose the applicable formula if variable rate securities are offered.

Events of Default; Priority and Acceleration, page S-4

17.   Refer to the first sentence of the last paragraph. Please provide a brief summary of how the priority of payments will change upon an event of default.

Credit Enhancement, page S-6

18.   Please revise to include bracketed form disclosure to provide for the other forms of credit enhancement that you intend to use in a related shelf takedown and disclosed in the base prospectus on page 27.

Pre-Funding Account, page S-7

19.   Please expand your disclosure to include all information required by Item 1101(c)(3)(ii). For example, please confirm that the duration of the pre-funding period will not extend beyond one year of the date of issuance of the notes and that the amount of proceeds from the pre-funding account will not exceed 50% of the offering proceeds.

TALF Eligibility, page S-8

20.   Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise your disclosure to define the terms "eligible collateral" and "prime auto retails loans," as such terms are defined pursuant to TALF, and describe the basis for your belief that the Class A Notes meet this criteria. Similarly revise the TALF Considerations section on page S-57. Please also confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Risk Factors, page S-10

General

21.   Please include a risk factor in which you discuss current risks associated with automotive loans and the automotive industry, as well as securities backed by automotive loans.

The Geographic Concentration and Performance of the Receivables, page S-12

22.   We note your disclosure that adverse events in states with substantial concentrations of obligors may cause increased defaults and delinquencies. To the extent that ten percent or more of the pool assets are located in any one state or geographic region, please indicate that you will disclose factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

You May Have Difficulty Selling Your Notes, page S-13

23.   We note your discussion on page S-13 of the risks associated with TALF. Please revise to include this as a separate risk factor under a properly entitled subheading which reflects that you are specifically discussing risks associated with the TALF program. Also, please discuss the risks associated with the fact that the loans are non-recourse loans.

24.   We note your disclosure on page S-14 that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, the automobile industry, and World Omni Financial Corp. specifically, which might cause the ratings to be downgraded.

The Receivables Pool, page S-19

25.   We note the disclosure regarding the "initial pool" for the initial period and the "subsequent receivables" expected to be acquired during the prefunding period. However, elsewhere throughout the prospectus supplement and base you provided that you may, but not necessarily will, have a prefunding period. Revise the disclosure throughout for consistency and confirm whether you will include prefunding in every shelf takedown.

26.   Please revise to disclose when you intend to provide statistical information for the final asset pool. Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Delinquencies, Repossessions and Net Losses, page S-24

27.   We note the sponsor's data representing the delinquency experience and net loss and repossession experience for the prior five years. Please tell us why prepayment data with respect to the sponsor's prior securitized pools of the same asset type would not be material to an investment decision. Refer to Item 1105 of Regulation AB.

Description of the Trust Documents, page S-38

28.   We note your disclosure that the description of the material documents is qualified in its entirety by reference to such agreements. Please note that the prospectus supplement must disclose the material terms of your material agreements. Please revise accordingly.

Swap Agreement Significance Percentage, page S-49

29.   Please add to this bracketed disclosure that you will provide the financial information required by Item 1115 to the extent any providers of derivative instruments is liable or contingently liable to provide payments representing 20% or more of the cash flow.

Federal Income Tax Consequences, page S-50

30.   Please revise the section title and disclosure to indicate that the disclosure is a summary of certain "material" U.S. federal income tax considerations.

31.   The last sentence of the first paragraph is not appropriate. Please revise to state that investors are *encouraged* to consult with their financial, tax and legal advisors. In addition, please make revisions throughout the prospectus supplement and base prospectus to eliminate similar language stating that investors "should consult" with their advisors.

Legal Matters, page S-57

32.   If the legal matters include the legality opinion for the securities being offered, revise this section to clarify. In addition, please expand to disclose that Kirkland & Ellis LLP, Chicago, Illinois will be opining on tax matters.

Base Prospectus

General

33.	We note the disclosure that the securities may consist of notes and/or certificates. As you have not provided a form of prospectus supplement for certificates to this registration statement, please tell us whether you intend to issue certificates in a shelf takedown. Refer to your disclosure on page 36 and throughout the base prospectus. If so, please also register the certificates and provide the form of prospectus supplement for certificates for review.

34.	We note that the prospectus supplement contemplates issuing notes which will be eligible collateral under the TALF program. As the base prospectus should disclose all the assets, structural features, credit enhancement or other features contemplated in a shelf takedown, revise to include a discussion of the TALF program in your base prospectus. Your disclosure should include the relevant requirements and limitations for receiving loans under the program.

Underwriting, page 14

35.	Please revise this disclosure to specifically address the underwriting criteria for assets that may be added to the pool during the pre-funding or revolving periods. Refer to Item 1111(g)(7) of Regulation AB.

36.	If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

37.	Refer to the last sentence of the fourth paragraph where you disclosed that the credit criteria for the "lease-to-retail" origination process has been relaxed in the past in cases of potential residual value exposure. Revise to describe the "relaxed" credit approval process and state whether there have been any changes to the credit approval process.

Book-Entry Registration, page 19

38.	We note your disclosure on page 21 that the depositor "takes no responsibility for the accuracy or completeness of the information" provided about DTC, Clearstream, Euroclear and their book-entry systems. A disclaimer as to the accuracy of the information provided in the base prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Description of the Trust Documents, page 23

39.   We note that the "trust documents" for a series of certificates will include either
        a pooling and servicing agreement or a trust agreement. Please revise your
        exhibit list to include the form of pooling and servicing agreement and trust
        agreement as exhibits to your filing or advise as to why this is not necessary.

The Servicer, page 25

40.   We note your disclosure that the servicer may delegate servicing
        responsibilities to third parties. Please confirm that you will report any
        additional servicers or change in servicer as required under Item 6.02 of Form
        8-K.

Credit and Cash Flow Enhancements, page 27

41.   Your disclosure in the form prospectus supplement appears to contemplate
        including a yield supplement agreement and financial note guaranty policy as
        forms of credit enhancement. Revise the disclosure on page 27 to include the
        yield supplement agreement and financial note guaranty policy as credit
        enhancement features that may be provided in a shelf takedown.

Evidence as to Compliance, page 28

42.   Please confirm that you will file a separate assessment report, attestation report
        and servicer compliance statement if multiple servicers are involved in the
        current transaction, including when specific servicing functions are outsourced
        to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Principal and Interest on the Notes, page 31

43.   Please identify all indices that may be used to determine interest on the notes.
        Similarly revise your disclosure on page 36 of the base prospectus as it pertains
        to certificates. Refer to Item 1113(a)(3) of Regulation AB. Please note that the
        only indices permitted under the definition of an asset-backed security are
        indices similar to those involved in an interest rate swap or a currency swap.
        Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release
        Nos. 33-8518; 34-50905).

Some Legal Aspects of the Receivables, page 36

44.   Consider revising your disclosure here to discuss the fact that the ABS must be
        pledged as collateral to FRBNY, pursuant to the TALF program, at the time of
        the loan subscription or tell us why such disclosure is inapplicable.

Incorporation of Certain Information by Reference, page 55

    45.   Refer to the last sentence of the first paragraph. Revise to include the newly-issued file number assigned to this registration statement.

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As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: James J. Antonopoulos
        via facsimile (312) 862-2200